Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 4, 2025

Relating to Preliminary Prospectus Supplement dated September 4, 2025 and

Prospectus dated January 13, 2025

Registration No. 333-283503

GREAT ELM CAPITAL CORP.

$50,000,000

7.75% Notes Due 2030

Pricing Term Sheet

September 4, 2025

The following sets forth the final terms of the 7.75% Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 4, 2025, together with the accompanying prospectus dated January 13, 2025, relating to the Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. All references to dollar amounts are references to U.S. Dollars.

Issuer:	Great Elm Capital Corp. (the “Company”)

Title of the Securities:	7.75% Notes due 2030

Expected Rating:*	Egan-Jones Ratings Company: BBB

Initial Aggregate Principal Amount Being Offered:	$50,000,000

Over-Allotment Option:	The underwriters may also purchase up to an additional $7,500,000 aggregate principal amount of Notes on or before October 4, 2025 solely to cover over-allotments, if any.

Initial Public Offering Price:	100% of the aggregate principal amount ($25.00 per Note)

Principal Payable at Maturity:	100% of the aggregate principal amount ($25.00 per Note)

Type of Note:	Fixed-rate note

Listing:	The Company intends to list the Notes on The Nasdaq Global Market within 30 days of the original issue date under the trading symbol “GECCG”

Underwriting Discount:	$1,562,500 total, assuming the over-allotment option is not exercised

Net Proceeds to the Issuer, before Expenses:	$48,437,500 total, assuming the over-allotment option is not exercised

Interest Rate:	7.75% per year

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	September 5, 2025

Settlement Date:**	September 11, 2025 (T+4)

Stated Maturity Date:	December 31, 2030

Date Interest Starts Accruing:	September 11, 2025

Interest Payment Dates:	The Notes will pay interest on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2025. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period for the Notes will be the period from and including September 11, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	Each March 15, June 15, September 15 and December 15, beginning December 15, 2025.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after December 31, 2027, upon not less than 10 nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

Use of Proceeds	The Company intends to use the net proceeds from the offering to redeem its 8.75% notes due 2028 and any remaining proceeds may be used redeem or repay a portion of the Company’s other outstanding indebtedness or for general corporate purposes.

CUSIP / ISIN:	390320 869/ US3903208698

Underwriters:	Lucid Capital Markets, LLC Piper Sandler & Co. Clear Street LLC InspereX LLC Janney Montgomery Scott LLC

Trustee, Paying Agent, and Security Registrar:	Equiniti Trust Company, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the date of delivery will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes before the first business day before the date of delivery should consult their own advisor.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this press release, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains a description of these matters and other important information about the Company and should be read carefully before investing.

The issuer has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus you request them by calling Lucid Capital Markets, LLC, 570 Lexington Ave., 40th Floor, New York, NY 10022 or by telephone number (646) 362-0256.